UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

26 October 2011

Telecom Corporation of New Zealand

Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Annual Meeting – Chairman’s speech

2.	Results of Annual Meeting

3.	Director Independence determination

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 26 October 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

26 October 2011

MEDIA RELEASE

Telecom Corporation of New Zealand Limited

Chairman’s speech delivered at the 2011 Annual Meeting, SkyCity Convention Centre, Auckland at 10:00am on 26 October 2011:

The financial year ended 30 June 2011 has been one of the most pivotal in Telecom’s history.

When adjusting for one off items, the company has delivered EBITDA growth, and significantly improved its cash generation, allowing the payment of a special dividend.

This comes despite an operating environment that remains highly challenging, and a global telecommunications industry that is not seeing any growth in mature markets.

The improvement is evidence of the success of management decisions and actions, that have focused the business on cash generation and efficiency, following a period of intense investment.

It is delivering this through better processes, robust assessment of further investment and an unrelenting focus on cost.

We like to talk about these initiatives as getting things ‘right first time’ – taking out the complexity, errors and rework that absorb cost and frustrate customers.

So I’m pleased to say that this focus on getting it right first time has also delivered for our customers, with improvements in customer satisfaction recorded across all segments.

The demerger proposal

The pivotal year was also marked by Chorus’ success in winning the lion’s share of the Ultra-fast Broadband initiative, along with partnering with Vodafone to be selected to deliver the Rural Broadband Initiative.

Chorus, our local fixed line infrastructure business, has been operating at arm’s length from other parts of Telecom since 2008, providing access to Chorus’ infrastructure to all industry participants on an entirely equal footing.

The significance of these agreements must not be understated, nor should the merits of aligning the interests of Chorus with those of the Government.

Reaching agreement with the Government on these matters has been no simple task.

It was extremely challenging to find a way in which Telecom could participate in these Government initiatives at the same time as acting in our shareholders’ best interests.

One of the most significant challenges to overcome was the Government’s requirement that no company selected through the tender process could both own infrastructure and sell services to residential and business customers directly, as Telecom does today.

So Telecom had a choice – do we separate Chorus into an entirely stand-alone business to allow it to participate in the Government’s initiative? And if so, how do we make this stack up for our shareholders.

I’m delighted to say that after a lot of very hard work, and even harder negotiation, we have arrived at a solution that your board unanimously supports.

As such, the board recommends that you vote in favour of demerging Chorus.

Shortly Paul will provide you with more detail and the supporting rationale for this proposal.

On a personal level, I’m also very pleased to say that not only do I believe the demerger proposal is the right solution for Telecom and its shareholders, I firmly believe that it is in the best interests of New Zealand as a whole.

New Telecom board

Should the proposal be approved, you will see a substantially new board for Telecom, and an entirely new board for Chorus.

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I will be stepping down from my position as Chairman, and the board has recommended that Mark Verbiest replace me as the new Chairman of Telecom.

The board believes that Mark is the right man to lead the stewardship of the interests of shareholders as Telecom addresses the opportunities and challenges after a demerger.

He has a solid background in telecommunications and corporate governance, combining institutional knowledge with significant experience gained across a wide range of sectors, including the private sector, Government bodies, and SOEs.

If you approve their re-election today, Mark will be joined by Murray and Kevin, along with new directors Charles Sitch, Justine Smyth, Maury Leyland and Paul Berriman, and of course our CEO Paul Reynolds.

When recruiting New Telecom directors there has been a strong focus on ensuring the right mix of skills and diversity.

This will be a very strong board.

It provides the right balance of value chain and functional expertise, and an exceptional depth and breadth of experience both in New Zealand and overseas.

New Chorus board

The Chorus board will be chaired by Sue Sheldon, who will step down from her role on the Telecom board.

Sue will be joined by Anne Urlwin, Clayton Wakefield, Jon Hartley, Keith Turner and Prue Flacks.

Again, I am extremely pleased with the calibre of the New Chorus board.

It brings a wide range of skills, experience and perspectives to the governance of what will be New Zealand's largest telecommunications utility.

It is also very pleasing to note the female representation on both boards, which has been the natural result of a robust recruitment process that ensured the boards have the appropriate mix of skills and diversity of experience and thinking.

3

Thanks to previous board members

Having considered the potential new board members, it is appropriate to take a moment to thank Sachio Semmoto who stepped down during the year.

Sachio retired due to ill health which meant he was unable to continue to travel from Japan to the Telecom board meetings. Sachio’s tenure was short but he offered valuable perspectives and also made a meaningful contribution to Telecom.

If demerger is approved, Sue Sheldon and Ron Spithill have signalled their intention to step down.

In Sue’s case, as I said, it will be to take up the chairmanship of Chorus, however Ron will not be taking a role on either board.

Ron has been on the Telecom board since 2006 and Sue joined the board in 2010. While demerger remains to be approved, I think it is important to recognise them now, and take the opportunity to say thank you for their respective roles in helping Telecom navigate some of the most challenging years in its history.

Thank you all.

Paul Reynolds

Recently Paul Reynolds re-affirmed his commitment to seeing Telecom through the transition period following the proposed demerger, but also signalled that he intends to leave once the transition is complete.

I would like to thank Paul for his commitment to Telecom for seeing the job through, and the stability this will provide during this period of immense change.

The job of recruiting Paul’s successor will fall to the new board, and it is currently expected that a new CEO will be in place for the next financial year.

In the meantime Paul has his hands firmly on the steering wheel and has the continued support of the board as Telecom navigates yet another radical shift in its operating environment.

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Conclusion

At the start of my address I described the last financial year as ‘pivotal’, and it is an apposite word.

Not only have we seen significant events that are likely to shape the future of Telecom, the telecommunications industry and indeed deliver high quality fibre optic infrastructure throughout New Zealand, the performance of the company has also seen a significant positive change.

When taking into account both the increase in share price and the dividends paid, Telecom has outperformed the NZX50 by more than 30% over the last 12 months.

The Telecom team has turned this business around, despite very challenging headwinds, and they deserve full credit for that achievement.

As I mentioned earlier, if the demerger goes ahead, I will be stepping down from my role as Chairman. I have been on the Telecom board since 2004 and Chairman since 2006.

It has been a privilege to act as steward of your investment during a period of enormous and on-going change. The business has the opportunity to change trajectory and I believe Chorus and the new Telecom will be well set up for the new operating environment.

With your consent, Telecom will move forward to that new environment. An environment we believe will be sustainable, effective and deliver for our shareholders, the industry and the people of New Zealand.

Ladies and gentlemen, I will now hand over to Paul Reynolds.

Thank you.

5

26 October 2011

MEDIA RELEASE

Telecom shareholders approve demerger proposal at Annual Meeting

Telecom’s shareholders have today voted to approve the resolution to demerge Chorus.

Subject to the receipt of final court orders, Telecom will now separate its fixed line access infrastructure business, Chorus, to enable Chorus to take a leading role in the Ultra-fast Broadband (UFB) initiative.

99.8% of votes cast by Telecom’s shareholders were voted in favour of the demerger proposal, which was unanimously supported by the Telecom board.

Following the demerger, “New Chorus” will be a stand-alone, separately listed company, allowing it to be the Crown’s partner for approximately 70% of the Ultra-fast Broadband initiative.

The demerger will also enable the introduction of a new regulatory environment, along with the appointment of a new chairman and several new directors for Telecom, and a new board for Chorus.

Telecom Chairman Wayne Boyd will now retire from the Telecom board upon demerger, along with independent directors Ron Spithill and Sue Sheldon. Sue Sheldon will take up a new role as Chairman of Chorus.

“The shareholder vote marks a critical step in the creation of an entirely new structure for the telecommunications industry in New Zealand,” said Telecom CEO Paul Reynolds.

“We are very pleased to have received our shareholders’ consent for this significant step, and Telecom’s focus is now on the swift enactment of the split, along with ensuring both companies are well positioned as New Zealand moves into the fibre future.”

The company will now move to finalise the demerger, via a court approved scheme of arrangement, expected to be by 30 November 2011.

“We have said throughout that we believe that our proposal is the right solution for Telecom, as well as the industry and New Zealand as a whole. It is pleasing to see such a high proportion of our shareholders supporting the demerger proposal,” he said.

Current Telecom directors Murray Horn and Kevin Roberts were also re-elected to the Telecom board, and will continue to serve post demerger.

Voting results

Shareholders were asked to vote on four resolutions, all of which were supported by the Board. All resolutions were decided by poll.

Resolutions passed by shareholders today were:

•	Approval of the Separation Arrangement Plan as outlined in the scheme booklet

•	Re-election of director Murray Horn, who was standing for re-election by rotation as required by relevant listing rules

•	Re-election of director Kevin Roberts, who was standing for re-election by rotation as required by relevant listing rules

•	Authorising the directors to fix the remuneration of the auditors, KPMG

Details of the total number of votes cast in person or by the proxy on the poll were:

Resolution		For	Against	Abstain
1.	Approval of the Separation Arrangement Plan as outlined in the scheme booklet	1,270,407,018 (99.77%)	2,914,259 (0.23%)	3,470,613
2.	That Dr Murray Horn be re-elected as a director of Telecom	1,262,584,881 (99.58%)	5,346,628 (0.42%)	9,306,227
3.	That Mr Kevin Roberts be re-elected as a director of Telecom	1,159,463,247 (91.48%)	107,953,861 (8.52%)	9,371,738
4.	That the directors are authorised to fix the remuneration of the auditors, KPMG	1,264,540,476 (99.79%)	2,649,476 (0.21%)	9,580,784

Details of the manner in which shareholders directed the proxy to vote at proxy close (and included above):

Proxies		For	Discretionary Board proxies	Discretionary other proxies	Against	Abstain
1.	Approval of the Separation Arrangement Plan as outlined in the scheme booklet	1,267,433,083	956,767	6,589,885	2,914,559	3,480,613
2.	That Dr Murray Horn be re-elected as a director of Telecom	1,258,014,467	2,403,234	6,751,560	5,339,372	9,286,274
3.	That Mr Kevin Roberts be re-elected as a director of Telecom	1,155,035,923	2,366,941	6,710,493	107,874,859	9,356,691
4.	That the directors are authorised to fix the remuneration of the auditors, KPMG	1,260,090,674	2,278,413	6,759,756	2,650,679	9,560,385

With respect to the 2013 CAD 275 million EMTN bonds, Telecom has today issued a notice of its intention to invoke its redemption rights so as to repay these bonds before the Demerger Date.

- ends –

For more information please contact:

Ian Bonnar

Telecom Corporate Communications

027 215 7564

TRISTAN GILBERTSON Group General Counsel & Company Secretary

26 October 2011

DIRECTOR INDEPENDENCE DETERMINATION

As required by NZX Listing Rule 3.3.3(a), the Telecom Board has determined that the following directors are (as specified below) independent or not independent, as defined by NZX Listing Rule 1.6.1:

Wayne Boyd	Independent
Murray Horn	Independent
Sue Sheldon	Independent
Ron Spithill	Independent
Paul Reynolds	Not independent
Kevin Roberts	Not independent

Yours faithfully

/s/ Tristan Gilbertson

Tristan Gilbertson

Group General Counsel & Company Secretary

ENDS

Telecom Corporation of New Zealand Limited

Purple Tower Level 7, Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Telephone: +64 (09) 358 6934 Fax: +64 (09) 357 0798 Email: tristan.gilbertson@telecom.co.nz